Exhibit 1

Dear ODP Board of Directors,

As I am sure you are aware, the shares of The ODP Corporation (“ODP,” or the “Company”) (NASDAQ: ODP) trade at an extremely low multiple, reflecting low confidence in management and the board. Pro-forma for the expected sale of CompuCom, ODP trades at 2.3x EV/2022 EBITDA, and below 1.5x if we account for the expected free cash flow generation in 2021 and a sale of the Company’s corporate headquarters. What the Board does not seem to understand is that a LARGE SCALE share repurchase is the most risk averse way for the company to allocate its capital to create significant value! Stop paying lip service to creating value for shareholders – the share count is effectively flat since 2017. Token gestures such as a ~$100M share repurchase or a $1/share dividend are simply not enough.

In the recent past, ODP squandered shareholders cash through a risky and unproven $1B acquisition of CompuCom that turned out to be a failure. The Company correspondingly issued $750M in debt at an effective yield of 9.5%, costing us over two hundred million dollars in interest payments.

If ODP had chosen to use that $1B – plus just half of its free cash flow from 2017-2020 (equating to ~$675M) for share repurchases at an average of 50% above the levels ODP was trading at from 2017-2020 – ODP would have retired 36M shares – and still have a net cash balance sheet today!

ODP would have just 17.7M shares today. The Company generated $417M in FCF in 2020 (a pandemic stricken year). This means ODP should have generated $23.55/share in Free Cash Flow in 2020. With its net cash balance sheet; strong FCF generation; quality BSD distribution business (normalized); large opportunity for digital procurement marketplace platform; potential to capture a highly synergistic merger or outright sale of retail segment; and a Company that cares about creating value for shareholders…ODP should be trading for at least 12x FCF.

12 x $23.55/share = $282.60 per share, or more than 8x ODP’s current trading price.

While this may look like water under the bridge, it should not be. Today, ODP has one of the greatest opportunities ever for a company to create multiples of value for the owners of the Company, with little risk of failure.

The stock actually trades meaningfully below 2017 levels and ODP is just as overcapitalized today as it was in 2017, prior to the CompuCom deal. ODP’s prospects are arguably better than they were in 2017 – the digital e-procurement platform/marketplace having potential paired with the opportunity to potentially JV or sell the retail division.

We urge the Board to take action and that token gestures on capital returns, or a large “transformative” acquisition, are not the path to prosperity, given where we are today. ODP is clearly overcapitalized by at least $1.3B (and would not even touch 1x debt/EBITDA if nearly all of this capital were returned to shareholders). Even a moderate $450M Dutch tender for shares in the low $40s is unequivocally a value creating endeavor, while leaving ODP $850M overcapitalized on the other side of the Dutch. The Board needs to wake up and learn from its mistake in 2017!

As seen below, ODP has consistently traded at a criminally low valuation. The market is saying ODP is a loser and will continue to destroy value; the market also does not understand and gives little to no credit to (i) the strength of ODPs B2B distribution business, (ii) the new digital procurement platform/marketplace opportunity, (iii) the opportunity that ODP could harvest $700M-$1B+ for its retail/consumer business and become a pure play distributor/platformco, and (iv) The significant overcapitalization/strength of ODP’s balance sheet.

ODP must take advantage of the disrespect being shown to it and capitalize on the extreme mispricing!

ODP Corp	2017	2018	2019	2020	Today	YE 2021
Adjusted EBITDA	687	604	567	491	540	540
Stock Based Comp	28	27	33	41	35	35

Share count	53.5	56.4	55.3	53.8	53.8
Dividends paid	-53	-55	-55	-13	0

Net cash (YE)	-410	-127	15	351	330	660
CompuCom sale pull fwd				275	275	275
Sale of HQ						150

Market Cap	1,407	1,403	1,466	1,544	1,870	1,870
Enterprise Value	1,817	1,530	1,451	918	1,265	785

EV/Adj EBITDA	2.64	2.53	2.56	1.87	2.34	1.45

The fact that the share count is up since 2017 demonstrates a blatant disregard for shareholders shown by this Board – this needs to be rectified immediately. We realize that ODP has run up ~19% year-to-date. The reality is that ODP trades at below 1.5x year-end EV/Adj. EBITDA and is at least $1.3B overcapitalized. There may be a tendency to nitpick over whether shares should be bought at $30 or $40, but there is no question that ODP must fire a ~$450M bullet now. Missing the opportunity for a meaningful buyback while at 1.5x EV/EBITDA would be a particularly damaging unforced error. ODP is at a fork in the road, eerily similar to 2017, where if ODP had embarked on large share repurchases the shares would be $282+ today.

“The only real mistake is the one from which we learn nothing.”

-Henry Ford

“The successful man will profit from his mistakes and try again in a different way.”

-Dale Carnegie

Sincerely,

David Kanen